UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

(Commission File No. 001-32305)

BANCO ITAÚ CHILE

(Translation of registrant’s name into English)

Av. Presidente Riesco 5537

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⌧	Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ◻	No ⌧

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ◻	No ⌧

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻	No ⌧

On May 29, 2023, Banco Itaú Chile published a material event notice informing that it became aware that Itaú Unibanco will move forward with the proposed voluntary tender offer of up to all of the outstanding shares issued by Banco Itaú Chile, including those in the form of ADS.

In the United States, the Bank will file a Solicitation/Recommendation Statement with the U.S. Securities and Exchange Commission (the “SEC”) on Schedule 14D-9 following commencement of a tender offer within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, as amended, and holders of ordinary shares and American Depositary Shares are advised to read it when it becomes available as it will contain important information. Copies of the  Schedule 14D-9 and other related documents filed by the Bank will be available free of charge on the SEC’s website at http://www.sec.gov. In addition, documents filed with the SEC by the Bank may be obtained free of charge by contacting the Bank’s media or investor relations departments or on the Bank’s website at http://www.itau.com. Any documents filed by Itaú Unibanco, including any Tender Offer Statement on Schedule TO, will also be available free of charge on the SEC’s website.

A translation of the material event notices is attached hereto as Exhibit 99.1

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated May 29, 2023
99.2	Material event notice dated May 29, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

BANCO ITAÚ CHILE
(Registrant)

By:	/s/ Cristián Toro Cañas
Name:	Cristián Toro Cañas
Title:	General Counsel

Date: May 29, 2023.